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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                            ---------------------------


                                 SCHEDULE 14D-1/A
                    TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  AMENDMENT NO. 1


                              AMWAY ASIA PACIFIC LTD.
                                 (Name of Issuer)


                                  NEW AAP LIMITED
                               APPLE HOLD CO., L.P.


                                     (Bidders)


                      COMMON STOCK, $0.01 PAR VALUE PER SHARE
                          (Title of class of securities)

                                    G0352M 10 8
                       (CUSIP Number of Class of Securities)

                              CRAIG N. MEURLIN, ESQ.
                     SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 AMWAY CORPORATION
                              7575 FULTON STREET EAST
                                ADA, MICHIGAN 49355
                                  (616) 787-6000
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notice and Communications on Behalf of Bidder)

                                     COPY TO:
                              THOMAS C. DANIELS, ESQ.
                            JONES, DAY, REAVIS & POGUE
                                    NORTH POINT
                                901 LAKESIDE AVENUE
                               CLEVELAND, OHIO 44114
                                  (216) 586-3939
                            ---------------------------

                             CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
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
               $152,971,740.00                                   $30,595.00
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:


                         (Continued on following pages)
                               Page 1 of 7 Pages


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

                                 SCHEDULE 14D-1


CUSIP No. G0352M 10 8


---------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        NEW AAP LIMITED
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
---------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                     (b)     [ ]
---------------------------------------------------------------------------------

3       SEC USE ONLY
---------------------------------------------------------------------------------

4       SOURCES OF FUNDS
        BK
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
---------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
---------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
---------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES        [ ]
        CERTAIN SHARES
---------------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
---------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        CO
---------------------------------------------------------------------------------

                                 SCHEDULE 14D-1



CUSIP No. G0352M 10 8



---------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        APPLE HOLD CO., L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
---------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)     [ ]
                                                                     (b)     [ ]
---------------------------------------------------------------------------------

3       SEC USE ONLY
---------------------------------------------------------------------------------

4       SOURCES OF FUNDS
        BK
---------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
---------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
---------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
---------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES        [ ]
        CERTAIN SHARES
---------------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
---------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        PN
---------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1, filed on November 18, 1999 (the "Schedule 14D-1"), relating to the offer by New AAP Limited, a Bermuda corporation ("New AAP"), to purchase all outstanding shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Amway Asia Pacific Ltd., a Bermuda corporation (the "Company"), that are beneficially owned by the shareholders of the Company, is hereby amended and supplemented as set forth in this Amendment No. 1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.



ITEM 2. IDENTITY AND BACKGROUND.



     The information set forth in Item 2 is hereby amended to read as follows:



     (a)-(d), (g) This Statement is filed by New AAP and Apple Hold Co., L.P. Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."), is the parent of New AAP. Hold Co. was formed in November 1999 for the principal purpose of facilitating New AAP's acquisition of all of the outstanding shares of the Company and has no prior operating history. The principal executive offices of Hold Co. are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. Hold Co. does not have any significant assets or liabilities and it has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Amalgamation Agreement and preparation for the Offer. The general partner of Hold Co. is AP New Co., LLC, a Nevada limited liability company ("AP New Co."). AP New Co. is managed by Craig N. Meurlin and Lawrence M. Call. The business address for each of the managers of AP New Co. is 7575 Fulton Street, East, Ada, Michigan 49355. Messrs. Meurlin and Call are U.S. citizens.



     Craig N. Meurlin, age 47, has been a manager of AP New Co. since its formation in September 1999. Mr. Meurlin has also been Vice President, General Counsel and Assistant Secretary of Amway Asia Pacific Ltd. since 1993. Mr. Meurlin is Senior Vice President, General Counsel and Secretary of Amway and has held such positions since 1993. Prior to that, Mr. Meurlin was a partner in the law firm of Jones, Day, Reavis & Pogue. Mr. Meurlin holds a Bachelors of Arts Degree from the University of Vermont and a Juris Doctor from the University of Virginia.



     Lawrence M. Call, age 57, has been a manager of AP New Co. since its formation in September 1999. Mr. Call has also been Vice President of Amway Asia Pacific Ltd. since its formation in 1993. Mr. Call served as Chief Financial Officer and Treasurer of Amway Asia Pacific Ltd. until July 1, 1999. He has also served as Chief Financial Officer of Amway since 1991. Prior to joining Amway, Mr. Call had been Treasurer of PPG Industries, a manufacturer of flat glass, fiberglass, coatings, resins industrial and special chemicals, since 1984. Before becoming Treasurer of PPG Industries, he had held various other financial control positions with PPG Industries. Prior to that, Mr. Call spent 15 years in public accounting with Deloitte, Haskins and Sells (the predecessor to Deloitte and Touche). He is a Certified Public Accountant and holds a Bachelor's Degree from Loyola University.



     The information set forth in "The Offer -- Certain Information Regarding Purchaser" and "The Offer -- Certain Information Regarding AAP" in the Offer to Purchase and in Schedule I -- "PURCHASER DIRECTORS; AAP EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference. For purposes of this Amendment No. 1 to the Schedule 14D-1, all references to Purchaser shall mean, collectively, New AAP Limited and Apple Hold Co., L.P.



     (e)-(f) During the past five years, none of Purchaser's officers or directors (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



(a)   (1)    Form of Offer to Purchase, dated November 18, 1999.*
      (2)    Form of Letter of Transmittal.*
      (3)    Form of Notice of Guaranteed Delivery.*
      (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*
      (5)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.*
      (6)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.*
      (7)    Form of Letter to the Company's Holders of Common Stock.*
      (8)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders to Commence Tender Offer for Outstanding Public
             Shares" issued by the Company and the Principal Shareholders on November 15, 1999.*
      (9)    Form of Communications to Amway Distributors, dated November
             15, 1999.*
     (10)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999.*
     (11)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders Commence Tender Offer For Outstanding Public
             Shares" issued by the Company and the Public Shareholders on
             November 18, 1999.*
     (12)    Form of Summary Advertisement published on November 18,
             1999.*
     (13)    Form of Trustee Direction Form from the 401(k) Trustee.*
     (14)    Form of Letter to Participants of the 401(k) Plan.*
(b)   (1)    Form of Senior Bank Financing Commitment Letter, among New
             AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
             Corporation and Morgan Guaranty Trust Company of New York,
             Tokyo Branch, dated November 15, 1999.*
      (2)    Form of Term Sheet Regarding the Credit Facility.*
(c)   (1)    Tender Offer and Amalgamation Agreement, dated November 15,
             1999 among the Company, New AAP and Hold Co.*
      (2)    Shareholder and Voting Agreement, by and among Hold Co., New
             AAP and Certain Shareholders of the Company, dated as of
             November 15, 1999.*
(d)          Not applicable.
(e)          Not Applicable.
(f)          Not Applicable.
(g)          Consent of KPMG LLP.*
(h)          Power of Attorney for New AAP.*



* Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by New AAP on November 18, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1999                  NEW AAP
                                       LIMITED


                                          By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------

                                              Name: Craig N. Meurlin
                                              Title: Vice President, Assistant
                                          Secretary



                                          APPLE HOLD CO.,
                                          L.P.



                                          By: AP NEW CO. LLC,
                                            as General Manager



                                          By: /s/ CRAIG N. MEURLIN

                                            ------------------------------------

                                              Name: Craig N. Meurlin
                                              Title: Manager

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Offer to Purchase, dated November 18, 1999.*
      (2)      Form of Letter of Transmittal.*
      (3)      Form of Notice of Guaranteed Delivery.*
      (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.*
      (5)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.*
      (6)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.*
      (7)      Form of Letter to the Company's Holders of Common Stock.*
      (8)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders to Commence Tender Offer for Outstanding Public
               Shares" issued by the Company and the Principal Shareholders on November 15, 1999.*
      (9)      Form of Communications to Amway Distributors, dated November
               15, 1999.*
     (10)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999.*
     (11)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders Commence Tender Offer For Outstanding Public
               Shares" issued by the Company and the Public Shareholders on
               November 18, 1999.*
     (12)      Form of Summary Advertisement published on November 18,
               1999.*
     (13)      Form of Trustee Direction Form from the 401(k) Trustee.*
     (14)      Form of Letter to Participants of the 401(k) Plan.*
(b)   (1)      Form of Senior Bank Financing Commitment Letter, among New
               AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
               Corporation and Morgan Guaranty Trust Company of New York,
               Tokyo Branch, dated November 15, 1999.*
      (2)      Form of Term Sheet Regarding the Credit Facility.*
(c)    (1)     Tender Offer and Amalgamation Agreement, dated November 15,
               1999 among the Company, New AAP and Hold Co.*
      (2)      Shareholder and Voting Agreement, by and among Hold Co., New
               AAP and Certain Shareholders of the Company, dated as of
               November 15, 1999.*
(d)            Not applicable.
(e)            Not Applicable.
(f)            Not Applicable.
(g)            Consent of KPMG LLP.*
(h)            Power of Attorney for New AAP.*



* Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by New AAP on November 18, 1999.